May 19, 2016

Via EDGAR and by hand

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Daniel F. Duchovny, Special Counsel, Office of Mergers & Acquisitions

Re:	Ruckus Wireless, Inc. Schedule 14D-9 filed April 29, 2016 SEC File No. 005-87216

Dear Mr. Duchovny:

On behalf of Ruckus Wireless, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 13, 2016 with respect to the above-referenced Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on April 29, 2016 and subsequently amended on May 11, 2016 (as amended, the “Schedule 14D-9”).

Daniel F. Duchovny United States Securities and Exchange Commission	-2-

This letter and Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter and Amendment No. 2.

For the convenience of the Staff, each of the Staff’s comments is reproduced in its entirety and is followed by the corresponding response of the Company. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Schedule 14D-9.

Certain Company Forecasts, page 43

1.	We note your response to prior comment 2 and we reissue the comment.

•	We note that your forecast period begins in 2016. Please tell us whether you are able to estimate comparable GAAP measures with reasonable reliability for any of the earlier periods in your forecasts; if so, please revise the disclosure accordingly.

•	We also note that on page 44 of your disclosure, you include the language “Adjusted EBITDA, a non-GAAP financial measure which the Company reconciles to net income (loss)…” in footnote 2. Tell us whether you are able to provide this reconciliation.

•	We also note that the adopting release for Regulation G stated the following: “If the GAAP financial measure is not accessible on a forward-looking basis, the registrant must disclose that fact and provide reconciling information that is available without unreasonable effort. Furthermore, the registrant must identify information that is unavailable and disclose its probable significance.” In this respect, your response or disclosure does not appear to explain the “probable significance” of stock-based compensation. Also, it is unclear whether the items referenced in your response are the only items that would appear in the reconciliation. If there are other reconciling items, they should be quantified and disclosed.

•	Your response refers to your inability to speculate on future events to a significant extent. Thus, explain your underlying assumptions and how you were able to forecast operating results given this inability to speculate on future events.

Response:

Set forth below are the Company’s responses to the four bullet points raised by the Staff in Comment 1.

Daniel F. Duchovny United States Securities and Exchange Commission	-3-

We note that your forecast period begins in 2016. Please tell us whether you are able to estimate comparable GAAP measures with reasonable reliability for any of the earlier periods in your forecasts; if so, please revise the disclosure accordingly.

The Company continues to believe, for the reasons stated in our earlier response and in this response below, that a reconciliation to GAAP for any of the forecast years is highly dependent on factors that are impracticable to measure with any degree of reasonable reliability.

More specifically, the Company does not believe it could reasonably estimate the comparable GAAP measures for any year in the forecast period due to the near impossibility of forecasting with any degree of reliability stock-based compensation of the Company, which is a key component of reconciling to the comparable GAAP measures for Adjusted EBITDA, Adjusted EBITDA Margin, Non-GAAP EPS and Non-GAAP EPS Growth. As described in our previous letter to the Staff, dated May 11, 2016, quantifying stock-based compensation for future periods would require the Company to speculate about its future outstanding equity awards, which is contingent upon future levels of hiring, the types of personnel hired, the type and amount of equity compensation awards that would be necessary for such hiring, the vesting and timing of such awards and the price at which the Company’s stock will trade in those future periods. It would also require the Company to speculate regarding the various inputs to the calculation of the stock-based compensation charge for each of those awards under Accounting Standards Codification Topic 718, “Compensation—Stock Compensation” (“ASC 718”), including speculation regarding the then-current share price of the Company’s stock and the factors pertinent to the Black-Scholes-Merton pricing model such as, among other inputs, assumptions as to volatility of the Company’s share price over the term of the awards, the expected term of the awards, the risk-free interest rate and the award forfeiture rate, in order to determine the fair value of the awards on the grant dates and amortize that expense over the respective vesting periods. In addition, it would require similar speculation regarding future participation in the Company’s Employee Stock Purchase Plan (which is similarly accounted for under ASC 718). Such contingencies and inputs are subject to variability and volatility. For illustrative purposes only, set forth below is a sensitivity analysis of the Company’s potential stock-based compensation expense utilizing constant inputs that the Company does not believe are reliable. The sensitivity analysis illustrates the Company’s potential stock-based compensation under two assumed scenarios, with varying unpredictable assumptions regarding the grant of Company stock options and restricted stock units and the Company’s stock price and an assumed rate of exercise of such awards. The Company notes that such estimates and reconciliation are subject to the following assumptions:

Daniel F. Duchovny United States Securities and Exchange Commission	-4-

Illustrative Sensitivity Analysis

Two Estimated Stock Scenarios

Scenario 1 (25% Options Exercised Per Year, 25% RSUs Exercised Per Year, 1% Outstanding Shares Granted as Options per Year & 1% Outstanding Shares Granted as RSUs per Year)

Scenario 2 (25% Options Exercised Per Year, 25% RSUs Exercised Per Year, 6% Outstanding Shares Granted as RSUs per Year)

Two Stock Price Scenarios (used to value stock)

Estimated Stock Price Flat Y/Y

Estimated Stock Price Increase 20% Y/Y

Estimated Stock Compensation by Year* ($)
	2016	2017	2018	2019	2020
Stock Compensation Burn Down as of 12/31/15 - No Additional Grants	25,302,127	18,965,748	12,267,614	5,116,853	209,960

Scenario 1 - Flat Stock Price + Burn Down as of 12/31/15	29,189,404	28,311,139	26,739,295	24,908,081	21,618,298
Scenario 1 - 20% Y/Y Stock Price Increase + Burn Down as of 12/31/15	29,966,859	32,280,719	36,396,115	42,708,828	49,853,060

Scenario 2 - Flat Stock Price + Burn Down as of 12/31/15	34,272,766	42,809,671	51,805,120	61,167,565	64,644,879
Scenario 2 - 20% Y/Y Stock Price Increase + Burn Down as of 12/31/15	36,066,894	49,856,271	68,636,622	93,654,242	118,550,829

Low	29,189,404	28,311,139	26,739,295	24,908,081	21,618,298
High	36,066,894	49,856,271	68,636,622	93,654,242	118,550,829
High-Low Range	6,877,490	21,545,132	41,897,327	68,746,162	96,932,531

*	Does not include ESPP and does not factor for effect of terminations. For options, assumes an estimated Black Scholes valuation at 60% of stock price (assuming inputs of 65% volatility, expected term of 6.08 and interest rate of 1.45% yields a Black Scholes fair value of $5.955 on a $10 stock price).

As a point of reference regarding the size of the illustrative high-low range, the table below compares the size of the illustrative high-low range with the size of forecasted Adjusted EBITDA under the Company Management Case Forecasts.

Daniel F. Duchovny United States Securities and Exchange Commission	-5-

	2016	2017	2018	2019	2020
Illustrative High-Low Range	$7 million	$22 million	$42 million	$69 million	$97 million
Company Management Case Adjusted EBITDA	$72 million	$110 million	$156 million	$196 million	$241 million

As illustrated in the sensitivity analysis above, because stock-based compensation is subject to significant variability and volatility, it is not practicable for the Company to make forecasts and projections of stock-based compensation, and in turn estimates of comparable GAAP measures for Adjusted EBITDA, Adjusted EBITDA Margin, Non-GAAP EPS and Non-GAAP EPS Growth, for any year in the forecast period with reasonable reliability. The amount of stock-based compensation also affects payroll tax expense, which again cannot be predicted with any reliability without knowing the amount of stock-based compensation. Moreover, GAAP tax expense or benefit can also vary greatly in part due to the timing and amount of stock-based compensation, the timing of federal research and development tax credits (which has historically been variable for the Company), the timing of the establishment of the Company’s international tax structure, the timing of the offshoring of the Company’s intellectual property assets, and the geographical distribution of the Company’s revenues (i.e., the amount of the Company’s revenues attributable to U.S. sales). The timing of the establishment of the Company’s international tax structure and of the offshoring of the Company’s intellectual property assets is contingent upon when the Company will utilize all of its current net operating losses and the timing of the exercise of employee stock options (which create additional net operating losses for the Company). As of the end of fiscal year 2015, unexercised employee stock options had over $100 million in gains that would create equivalent net operating losses for the Company that would reduce the Company’s actual cash U.S. tax rate if they were exercised.

While the high-low range shown in the illustrative sensitivity analysis for stock-based compensation for fiscal 2016 is narrower relative to that for other years in the forecast period, the Company believes that it is nevertheless too wide to allow for any reasonably reliable reconciliation for 2016. Moreover, the Company is now further through fiscal year 2016 and has more information regarding fiscal year 2016 than it had at the time that the Company Forecasts were prepared. However, the Company believes that using this more recent information in the reconciliation of projected financial measures that speak as of an earlier date would result in methodological inconsistency. Ignoring such more recent information, however, would also be inappropriate.

Daniel F. Duchovny United States Securities and Exchange Commission	-6-

We also note that on page 44 of your disclosure, you include the language “Adjusted EBITDA, a non-GAAP financial measure which the Company reconciles to net income (loss)…” in footnote 2. Tell us whether you are able to provide this reconciliation.

The Company respectfully informs the Staff that it is unable to provide a reconciliation of Adjusted EBITDA to net income (loss). The Company has amended the disclosure in footnote 2 on page 44 of the Schedule 14D-9 as follows in Amendment No. 2:

Adjusted EBITDA, a non-GAAP financial measure which the Company ~~reconciles to~~calculates from non-GAAP net income (loss), represents earnings before interest, taxes, depreciation, and amortization, adjusted to exclude stock-based compensation expense, amortization of intangible assets, acquisition-related payments and to account for GAAP to non-GAAP tax adjustments.

We also note that the adopting release for Regulation G stated the following: “If the GAAP financial measure is not accessible on a forward-looking basis, the registrant must disclose that fact and provide reconciling information that is available without unreasonable effort. Furthermore, the registrant must identify information that is unavailable and disclose its probable significance.” In this respect, your response or disclosure does not appear to explain the “probable significance” of stock-based compensation. Also, it is unclear whether the items referenced in your response are the only items that would appear in the reconciliation. If there are other reconciling items, they should be quantified and disclosed.

As noted above, the probable significance of stock-based compensation, employer payroll taxes associated with stock-based compensation, and GAAP tax expense or benefit, all described above, is high. The only other items that would appear in the Company’s reconciliation for Adjusted EBITDA, Adjusted EBITDA Margin, Non-GAAP EPS and Non-GAAP EPS Growth are amortization of acquired intangibles related to acquisitions and acquisition-related compensation expense. The Company is able to quantify amortization of acquired intangibles related to acquisitions and acquisition-related compensation expense for the forecast period, as they are known and fixed, assuming that there are no acquisitions in the forecast period. Amortization of acquired intangibles related to acquisitions (which relates to acquisitions completed in 2013 and 2015) is estimated to be $3.4 million, $2.4 million, $1.4 million, $0.9 million and $0.7 million for fiscal year 2016, 2017, 2018, 2019 and 2020, respectively. Acquisition-related compensation expense (which relates to an acquisition completed in 2015) is estimated to be $5.2 million, $2.8 million, $0 million, $0 million and $0 million for fiscal year 2016, 2017, 2018, 2019 and 2020, respectively. The Company currently does not have any specific plans for additional acquisitions.

Daniel F. Duchovny United States Securities and Exchange Commission	-7-

In response to the Staff’s comment, the Company has amended the Schedule 14D-9 to add the following disclosure under “Item 4. The Solicitation or Recommendation—Certain Financial Forecasts—Information about Non-GAAP Financial Measures” in Amendment No. 2:

The non-GAAP financial measures included under the heading “—Financial Forecasts of the Company” constitute forward-looking information, and the Company believes that a quantitative reconciliation of such forward-looking information to the most comparable financial measure calculated and presented in accordance with GAAP cannot be made available without unreasonable efforts. A reconciliation of these non-GAAP financial measures would require the Company to quantify stock-based compensation expense, payroll taxes associated with stock-based compensation expense, GAAP tax expense or benefit, amortization of intangibles related to acquisitions, and acquisition-related compensation expense. The first three components cannot be reliably quantified due to the combination of variability and volatility of such components and may, depending on the size of the components, have a significant impact on the reconciliation. The Company is able to quantify the fourth and fifth components for the forecast period, as they are known and fixed, assuming that there are no acquisitions in the forecast period. Amortization of acquired intangibles related to acquisitions (which relates to acquisitions completed in 2013 and 2015) is estimated to be $3.4 million, $2.4 million, $1.4 million, $0.9 million and $0.7 million for fiscal year 2016, 2017, 2018, 2019 and 2020, respectively. Acquisition-related compensation expense (which relates to an acquisition completed in 2015) is estimated to be $5.2 million, $2.8 million, $0 million, $0 million and $0 million for fiscal year 2016, 2017, 2018, 2019 and 2020, respectively.

Your response refers to your inability to speculate on future events to a significant extent. Thus, explain your underlying assumptions and how you were able to forecast operating results given this inability to speculate on future events.

The Company was able to forecast Adjusted EBITDA and Non-GAAP EPS, but is unable to provide a reconciliation of such non-GAAP measures to the comparable GAAP measures because the components of the reconciliation are subject to a higher degree of variability and volatility than are the non-GAAP measures. More specifically, the Company’s management is able to control a certain amount of the variability and volatility in Adjusted EBITDA and Non-GAAP EPS, which are “bottom line” metrics, because the Company’s management has the ability to manage operating expenses in response to changes in business conditions.

Daniel F. Duchovny United States Securities and Exchange Commission	-8-

In contrast, stock-based compensation expense and the associated employer payroll tax, which have a significant impact on the reconciliation, are subject to a higher degree of variability and volatility than operating metrics, as illustrated in the sensitivity analysis described above, due to factors that are largely outside the control of the Company, such as the trading price of the Company’s stock, which has historically been subject to a significant degree of volatility.

Although revenues, unlike Adjusted EBITDA and Non-GAAP EPS, are a “top line” metric that cannot be directly managed through controlling operating expenses, the Company was able to derive forecasted revenues for fiscal year 2016 through 2020 based on management’s expectations as to market adoption of the Company’s small cell technology and the Company’s growth relative to analysts’ published estimates of the market’s growth. The Company forecasts contained in the Schedule 14D-9 reflect three alternative long-term scenarios: (1) a “management case” scenario, which assumes that revenue growth due to market adoption of the Company’s small cell technology will begin in the second half of fiscal year 2017 and that the Company’s WLAN revenue growth will outpace the expected market growth by 3-4% annually; (2) a “faster small cell” scenario, which assumes accelerated market adoption of the Company’s small cell technology and WLAN revenue growth consistent with that assumed in the “management case”; and (3) a “slower small cell” scenario, which assumes that market adoption of the Company’s small cell technology will take one year longer than in the “management case” and that the Company’s WLAN revenue will grow 16% in 2016 and then grow in line with the market’s rate of growth for fiscal years 2017 through 2020.

Brocade Communications Systems, Inc. (“Brocade”) has informed the Company that for reasons substantially similar to the above and other reasons, reconciliations of forecasts of Adjusted EBITDA, Adjusted EBITDA Margin, Non-GAAP EPS and Non-GAAP EPS Growth for Brocade presented in the Schedule 14D-9 to the most comparable GAAP measures could not be made available without unreasonable efforts. Brocade has informed the Company that it will be separately responding to the Staff’s comments with respect to its Registration Statement on Form S-4 related to the transaction, and will address those reasons in more depth in its response.

*        *        *

The Company has provided the acknowledgements requested by the Staff in a separate letter.

Daniel F. Duchovny United States Securities and Exchange Commission	-9-

If you have any additional questions or require any additional information with respect to the Schedule 14D-9, Amendment No. 2 or this letter, please do not hesitate to contact me at (212) 558-4370 or korrya@sullcrom.com or Sarah Payne at (650) 461-5669 or paynesa@sullcrom.com.

Sincerely,

/s/ Alexandra D. Korry

Alexandra D. Korry

(Enclosure)

cc:	Scott Maples

(Ruckus Wireless, Inc.)

Sarah P. Payne

(Sullivan & Cromwell LLP)